
SEC MAIL
RECEIVED
FEB 27 2007
WASH, D.C.

SECURITI



07002640

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Correll Co. Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9655 S. 78th Avenue
(No. and Street)

Hickory Hills (City) IL (State) 60457 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl Franklin Correll 708-599-2900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia Avenue, Suite 200 (Address) Orland Park (City) IL (State) 60462 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl Franklin Correll, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Correll Co. Investment Services Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
Karen F. Reynolds
Notary Public, State of Illinois
My Commission Exp. 09/05/2009

Signature

Vice-President

Title

Karen F. Reynolds 2/26/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORRELL CO. INVESTMENT SERVICES CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

CORRELL CO. INVESTMENT SERVICES CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

*Certified Public Accountants/
Business and Personal Consultants*

To the Board of Directors of
Correll Co. Investment Services Corp.
Hickory Hills, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Correll Co. Investment Services Corp. as of December 31, 2006, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Correll Co. Investment Services Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 9-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

February 23, 2007
Orland Park, Illinois

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



CORRELL CO. INVESTMENT SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 384,688
Clearing deposit	15,875
Commissions receivable	25,406
Marketable securities	153,950
Prepaid expenses	12,303
Total assets	$ 592,222

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables to broker-dealers	$ 17,666
Accounts payable and accrued expenses	29,441
Deferred income taxes	13,500
Total liabilities	60,607
Stockholder's equity:	
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	5,000
Paid in capital	9,937
Retained earnings	467,178
Accumulated other comprehensive income	49,500
Total stockholder's equity	531,615
Total liabilities and stockholder's equity	$ 592,222

See notes to financial statements.

CORRELL CO. INVESTMENT SERVICES CORP.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions and fees	$ 822,962	
Investment advisory fees	41,425	
Interest income	14,790	
Other income	17,382	
Total revenues		$ 896,559
Expenses:		
Commissions and clearing fees	407,507	
Compensation and related expenses	267,084	
Communications and data processing	79,310	
Occupancy expense	24,000	
Other expenses	59,281	
Total expenses		837,182
Income before income taxes		59,377
Provision for current income taxes		17,407
Net income		41,970
Other comprehensive income:		
Unrealized gains on marketable securities:		
Unrealized holding gains arising during the year		5,995
Deferred income tax effect		(1,000)
Net effect on other comprehensive income from marketable securities		4,995
Comprehensive income		$ 46,965

See notes to financial statements.

CORRELL CO. INVESTMENT SERVICES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock		Paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income
Balances at beginning of year:					
As previously reported	100	$ 5,000	$ 9,937	$ 402,808	$ 61,905
Prior period adjustments	0	0	0	22,400	(17,400)
As restated	100	5,000	9,937	425,208	44,505
Comprehensive income	0	0	0	41,970	4,995
Balances at end of year	100	$ 5,000	$ 9,937	$ 467,178	$ 49,500

See notes to financial statements.

CORRELL CO. INVESTMENT SERVICES CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 41,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	1,578
Prepaid expenses and deposits	10,408
Accounts payable and accrued expenses	16,224
Net cash provided by operating activities	70,180
Cash flows from investing activities:	
Purchase of marketable securities	(24,000)
Net increase in cash	46,180
Cash at beginning of year	338,508
Cash at end of year	$ 384,688

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

NOTE 2. MARKETABLE SECURITIES

Marketable securities consist of equity securities classified as available-for-sale. The marketable securities are stated at fair value, with net unrealized holding gains reported as other comprehensive income.

Marketable securities at December 31, 2006 are summarized as follows:

	Cost	Gross Unrealized Gains	Fair Value
Equity securities	$ 90,950	$ 63,000	$ 153,950

CORRELL CO. INVESTMENT SERVICES CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE 3. RELATED PARTY TRANSACTIONS

An affiliated entity provides office space, insurance coverage and various administrative and operating services to the Company for which it was paid $205,525.

NOTE 4. CASH FLOW INFORMATION

During the year ended December 31, 2006, the Company paid cash of $13,618 for income taxes.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2006, the Company had net capital of $495,499 which was $490,499 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.095 to 1.00.

NOTE 6. CONTINGENCY

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 8. PRIOR PERIOD ADJUSTMENTS

Retained earnings and accumulated other comprehensive income at the beginning of 2006 have been adjusted to correct errors in recording an unrealized loss on securities and the related deferred income tax benefit made in a prior year. The error had no effect on net income for 2005.

NOTE 9. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, the clearing deposit and commissions receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's clearing deposit and commissions receivable are maintained by a clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

SUPPLEMENTARY INFORMATION

CORRELL CO. INVESTMENT SERVICES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Total stockholder's equity	$	531,615
Deductions:		
Non-allowable assets:		
Prepaid expenses and other receivables		(13,023)
Net capital before haircuts on securities positions		518,592
Haircuts on securities		(23,093)
Net capital		495,499
Net capital requirements		5,000
Excess net capital	$	490,499
Total aggregate indebtedness	$	47,107
Ratio of aggregate indebtedness to net capital		0.095

Note: There are no material differences between the above computations and the Company's corresponding unaudited focus - Part II filing.

CORRELL CO. INVESTMENT SERVICES CORP.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(B) of that rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors of
Correll Co. Investment Services Corp.
Hickory Hills, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Correll Co. Investment Services Corp. ("Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 23, 2007
Orland Park, Illinois

END